CM REIT, INC.

1291 W. Galleria Drive, Suite 200

Henderson, Nevada 89014

(866) 659-3849

October 18, 2012

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tom Kluck

Re:	CM REIT, Inc.
Request to Withdraw Registration Statement on Form S-11
File No. 333-156434

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), CM REIT, Inc. (the “Company”), hereby respectfully requests the withdrawal of its entire Registration Statement on Form S-11 (File No. 333-156434), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2008. Due to current market conditions, the Company has determined not to proceed with the offering of securities contemplated by the Registration Statement. The Company believes the withdrawal to be consistent with the public interest and the protection of investors.

The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act. The Company further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against any future filing fees associated with any future registration statement or registration statements.

The Company confirms that the Registration Statement has not been declared effective and that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the Company’s legal counsel, Locke Lord LLP (either Bryan Goolsby at (214) 740-8550 or X. Lane Folsom at (214) 740-8723).

Sincerely, CM REIT, Inc.

By:	/s/ Todd B. Parriott
Name:	Todd B. Parriott
Title:	Chief Executive Officer and Chairman of the Board of Directors